AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

OVERVIEW AND INTRODUCTORY COMMENT

Avrupa Minerals Ltd. (“Avrupa” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “AVU”. The Company is currently focusing on discovering economic mineral deposits, using a hybrid prospect generator model (getting other partners to fund our properties to minimize dilution as well as funding our own exploration programs on our top projects), in politically stable and prospective regions of Europe, including Portugal, Kosovo and Finland.

Over the course of 13 years, Avrupa has brought in partners on its exploration projects that have invested over $27 million in exploration in addition to funds spent by Avrupa. That exploration has led to two discoveries – one gold deposit in Kosovo and one area of VMS mineralization in the prolific Iberian Pyrite Belt famous for large copper-zinc deposits in southern Portugal.

While Avrupa has been focused on advancing its exploration projects with funds from partners who can earn an interest in its projects by spending exploration funds thereby reducing dilution for shareholders, the Company completed its own exploration program at the Alvalade property. This resulted in the Company entering into an Earn-in Joint Venture Agreement for the Alvalade project with Minas de Aguas Teñidas, S.A. (“MATSA”) and its wholly-owned subsidiary Emisurmin Unipessoal Lda. (“EUL”) in November 2019.

On December 14, 2021, the Company signed a binding letter agreement (the “Letter Agreement”) with Dutch holding company, Akkerman Exploration B.V. (“AEbv”) to acquire 100% ownership of Akkerman Finland OY (“AFOy”). AFOy owns three mineral reservations in the past-producing and highly prospective Vihanti-Pyhäsalmi VMS district in central Finland and one gold project in the Oijarvi greenstone belt Finland. On February 25, 2022, the Letter Agreement was superseded by the Share Purchase Agreement.

On May 5, 2022, the mining bureau of Kosovo (“ICMM”) issued a new Slivovo exploration license to Avrupa’s Kosovo subsidiary AVU Kosova (“AVUK”). Prior to issuance of the new license (“Slivova”), the Company actively pursued joint venture opportunities to advance Slivova, and eventually signed Kosovo-based Western Tethyan Resources (“WTR”) on September 1, 2022 for an earn-in joint venture, with a 6-month due diligence period, applicable through February 28, 2023..

Avrupa continues to upgrade its precious and base metal targets to JV-ready status in a variety of districts, with the idea of attracting potential partners to project-specific and/or regional exploration programs, and to look for new projects in certain mineral belts in Europe, or nearby.

This MD&A is dated November 22, 2022 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended September 30, 2022 and the Company’s audited consolidated financial statements for the year ended December 31, 2021 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

MAJOR QUARTERLY OPERATING MILESTONES

Alvalade Project (Portugal):

On January 25, 2022, the Company reported that drilling continues to expand and upgrade polymetallic, massive sulfide mineralization at the Sesmarias Copper-Zinc Prospect within the Alvalade Project. The Company completed 16 diamond drill holes on six different fences at Sesmarias, totaling 8,150 meters, and is now drilling a 17th hole testing potential massive sulfide mineralization in the gap between Section 120S and Section 350S.

Highlights include:

•SES21-044:

•Results of semi massive to massive mineralization include:

o60.4 meters, from 417.20 meters @ 0.40% Copper, 0.68 g/t Gold, 37.08 g/t Silver, 0.96% Lead, and 2.33% Zn

•Within a wider zone, total 113.8 meters from 417.20 meters, of stockwork to massive sulfide mineralization including:

o103.0 meters @ 0.51 g/t Gold

o96.0 meters @ 29.20 g/t Silver

o113.8 meters @ 0.35% Copper

o96.0 meters @ 0.86% Lead

o96.0 meters @ 1.98% Zinc

•Intercepts heavily folded mineral horizon located on two limbs at/around the apex of a district-scale fold;

•True thickness of original massive sulfide body estimated to be 30-40 meters.

•Presently drilling at SES21-046, located approximately 100 meters NW along strike, from SES21-044 to fill drilling gap between Section 120S and 350S.

•Completed 16 holes at Sesmarias North, totaling 8,150 meters.

SES North Results and Sections

In the MATSA JV, the Company completed 16 drill holes (including three holes lost due to difficult downhole drilling conditions) in the SES North sector, and one scout hole in the SES Central sector (SES21-041), totaling 8,150 meters.  The Company drilled one scout hole, totaling 614 meters, in the Caveira District (CAV21-001), located 16 kilometers north of Sesmarias.

550400
550500
550600
550700
550800
550900
4204900
4204800
4204700
4204600
4204500
4204400
4204300
4204200
050 N
000
070 S
120 S
250 S
350 S
SES21-034
SES21-037
SES21-033
SES20-031
SES21-039
SES21-045
SES21-046
SES025
SES21-044
SES21-043/43A
SES21-040
SES21-042
SES009
SES015
SES030
SES004
Legend
DDH
DDH COLLAR
DDH Traces
HISTORIC
RECENT
ONGOING
PORMINING
0
50
100 m
ED50/ UTM Zone 29N 1:2000

Figure 1.  Drill locations at Sesmarias North, along with plan view of massive sulfide lenses projected to the surface.  SES21-044 is located along Section 350 S, and SES21-046 is located in Section 250 S.

Following is a summary of the results from SES21-044:

SUMMARY OF RESULTS FOR SES21-044, SESMARIAS MASSIVE SULFIDE ZONE, ALVALADE PROJECT, PORTUGAL										
ZONES	Description		From	To	Total	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
	Semi-massive to massive		417.00	477.60	60.40	0.68	37.08	0.40	0.96	2.33
	Light stkwork pyrite in black shales		477.60	483.00	5.40	---	---	---	---	---
	Stockwork pyrite to semi-massive		483.00	520.20	37.20	0.29				
	Stockwork pyrite to semi-massive		483.00	513.20	30.20		17.99		0.80	1.60
	Stockwork pyrite to semi-massive		483.00	531.00	48.00			0.32		
TOTAL	Gold		417.20	520.20	103.00	0.51				
	Silver		417.20	513.20	96.00		29.20			
	Copper		417.20	531.00	113.80			0.35		
	Lead		417.20	513.20	96.00				0.86	
	Zinc		417.20	513.20	96.00					1.98
BEST	Gold		417.20	426.50	9.30	0.98				
		incl.	417.20	423.50	6.30	1.06				
		and	460.00	464.00	4.00	0.99				
	Silver		417.20	426.50	9.30		56.48			
		incl.	417.20	423.50	6.30		63.29			
	Copper		417.20	426.50	9.30			0.57		
		incl.	417.20	422.50	5.30			0.66		
		and	509.20	521.80	12.60			0.6		
		incl.	511.20	517.20	6.00			0.75		
	Lead		417.20	428.50	11.30				1.31	
			443.00	451.00	8.00				1.16	
			460.00	477.60	17.60				1.12	
		incl.	472.00	477.60	5.60				1.63	
	Zinc		423.50	432.60	9.10					3.05
			442.00	459.00	17.00					3.07
			472.00	474.00	2.00					4.52
			503.20	513.20	10.00					2.76
		incl.	504.20	506.20	2.00					6.83

Table 1.  Summary of results for SES21-044.

The geological section shows that mineralization can be divided into massive sulfides on the east limb of the main syncline and stockwork to semi-massive sulfides on the west limb of the main syncline.  From detailed review of all core at Sesmarias North, it is apparent that the east limb mineralization in SES21-044 is the continuation of mineralization previously intersected in SES21-039, while the west limb mineralization is the continuation of mineralization seen in SES21-040.  The Company expects that “two-limb” mineralization continues to the north, and that further drilling will demonstrate the position of such base metal mineralization.  The Company also expects that massive sulfide mineralization is open to the south towards the previously-discovered mineralization in the Sesmarias Central and South sectors (the “10” Lens).  Further work is planned in the Central sector to follow up “2” Lens mineralization, which appears to be separate from the “10” Lens.

Section 350 S demonstrates the position of massive sulfide mineralization in a district-scale fold system at Sesmarias North.  The massive sulfide body is heavily folded, itself, making it difficult to accurately estimate original true thickness of the beds, though best thinking puts it at 30-40 meters.

Simplified geological section -- Sesmarias DDH's 009-042-040-043-043A-044

A
B
SES009
SES21-042
SES21-040
SES21-044
SES21-043 & 043A
100
200
300
400
500
600
700
SEMI- TO MASSIVE
STKWK TO SEMI-MASSIVE
?
100m
50m
As of 6 December 2021
-25800
-25600
-25400
-186800
-186900
-187000
SES025
SES21-045
SES21-043 & 043A
SES21-044
SES21-040
SES21-042
SES009
SES015
Section 350 S
50 m
ETRS89 / Portugal TM06
Legend
Tertiary
Spilites
Intrusive mafic rocks
Grey/green shales
Massive + semi-massive
Stockwork/replacement sulphides (>20%)
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Volcanogenic shales
Felsic rocks (Rhyolite to Rhyodacite)
Phyllites and quartzites
Main faults

Looking 35ºNW

PORMINING

C Rosa, F Valente, E Soares, S Ramos, P Kuhn

60.4 m @ 0.68 g/t Au; 37.08 g/t Ag; 0.40% Cu; 0.96% Pb; 2.33% Zn
400
400
400
?
?
500
500
600
600
?
37.2 m @ 0.29 g/t Au
48.0 m @ 0.32% Cu
30.2 m @ 17.99 g/t Ag; 0.80% Pb; 1.60% Zn

Figures 2a and 2b.  350S cross section, including SES21-044, and enlargement of the massive sulfide zone

Combining the results and the cross section, noted that the longest, most continuous intercept lies in the upper part of the massive sulfide mineralization.  However, good grades may also be found in the geologically underlying stockwork zone, found at both the top and bottom of the full intercept.  Strong folding of the mineral zone allows for intersection of the bottom of the sulfide deposit in both the upper and lower portions of the drill intercept.  So far, as shown in this section, drilling cuts off the top of the mineralization (SES21-042), intersects the west limb of the main fold (SES21-040), and in SES21-044 intersects both the east and west limbs of the main fold, as well as the perceived top and bottom of the folded mineralization.  Further drilling below SES21-044 is necessary to extend massive sulfide mineralization at depth in and around the apex of the syncline.

On April 4, 2022, the Company reported that recent drilling showed further, more definitive continuity of massive sulfide mineralization in the North sector at the Sesmarias Copper-Zinc prospect within the Alvalade Project (Alentejo, Portugal).  To date, at Sesmarias North, the Company has completed 17 diamond drill holes, totaling 8,900 meters, on six different fences along a strike length of 400 meters.

Highlights of the SES21-046 results include:

•Within the main mineralized zone, higher grade intervals between 380.00 meters and 390.00 meters stand out:

o6.95 meters @ 0.91 g/t Gold, including 2.95 meters @ 1.16 g/t Gold

o6.95 meters @ 50.2 g/t Silver, including 2.95 meters @ 72.4 g/t Silver

o8.70 meters @ 0.61% Copper, including 3.70 meters @ 0.83% Copper

o6.95 meters @ 1.48% Lead, including 3.95 meters @ 1.87% Lead

o3.00 meters @ 3.50% Zinc, and a further 7.00 meters @2.95% Zinc

•The intercept crosses the east limb of the Sesmarias syncline, along with a number of smaller secondary folds on the east side, but misses the hinge zone and most of the west limb of the syncline (see SES21-044 results).

•Results from SES21-046 demonstrate continuity of mineralization in the gap between Sections 120 S and 350 S.

•Drilling at Sesmarias North demonstrates robust copper-zinc massive sulfide mineralization over 400 meters of strike length, open to the north and south, and is open at depth.

Technical Details and Results

To date, in the MATSA JV, the Company completed 16 drill holes (including three holes lost due to difficult downhole drilling conditions) in the SES North sector, and one scout hole in the SES Central sector (SES21-041), totaling 8,900 meters.  The Company drilled one scout hole of 614 meters in the Caveira District (CAV21-001), located 16 kilometers north of Sesmarias.

050 N
000
070 S
120 S
250 S
350 S
SES21-034
SES21-037
SES20-031
SES21-039
SES025
SES21-045
SES21-046
SES21-044
SES21-043/43A
SES21-040
SES21-042
SES009
SES015
SES030
SES004
Legend
DDH
DDH COLLAR
DDH Traces
HISTORIC
RECENT
ONGOING
PORMINING
0
50
100 m
ED50/ UTM Zone 29N 1:2000

Figure 3.  Drill locations at Sesmarias North, along with plan view of massive sulfide lenses projected to the surface.  SES21-046 is located in Section 250 S.  Further drilling on Sections 250 S and 350 S, collared northeast of 044 and 046, is necessary to extend depth of mineralization in the Sesmarias syncline.  Drilling southeast of Section 350 S is necessary to extend North sector mineralization into the Central sector.

Following is a summary of the results from SES21-046:

SUMMARY OF RESULTS FOR SES21-046, SESMARIAS NORTH MASSIVE SULFIDE ZONE, ALVALADE PROJECT, PROTUGAL										
	From	To	Meters	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Sn (ppm)	Notes
	378.50	403.70	25.2	0.45	35.4	0.45	1.04	1.98	837	Full Massive Sulfide zone, east limb of Sesmarias Syncline
Polymetallic										
	378.50	**401.40**	**22.9**	**0.72**	**37.7**	**0.48**	**1.10**	**2.17**	**822**	**Best grade zone**
Gold										
incl	382.05	389.00	6.95	0.91						
incl	382.05	385.00	2.95	1.16						
Silver										
incl	382.05	389.00	6.95		50.2					
incl	382.05	385.00	2.95		72.4					
Copper										
incl	380.30	389.00	8.70			0.61				
incl	380.30	384.00	3.70			0.83				
Lead										
incl	382.05	389.00	6.95				1.48			
incl	382.05	386.00	3.95				1.87			
Zinc										
incl	383.00	386.00	3.00					3.50		
and	393.00	400.00	7.00					2.95		
Polymetallic										
	433.00	440.85	7.85	0.34	18.14	0.35	0.23			2nd massive sulfide zone, small fold on east limb of syncline
Silver										
	443.00	449.40	6.40							3rd massive sulfide zone, small fold on east limb of syncline
incl	444.00	448.4	4.40		48.82					
Copper										
incl	559.00	561.7	1.70			1.12%				Top of west limb mineralization

Table 2.  Summary of results for SES21-046.

The 250 S geological section shows that SES21-046 crosses the east limb of the Sesmarias syncline with good results in massive sulfide mineralization, then crosses back through a secondary fold into sulfides, but apparently at the very top of the massive body with lower-level results.  The drill hole continues through the trough of the syncline until it cuts the closed-off top of the west limb with a higher-grade copper value over a short width.  These results and interpretations point to further potential below this hole, as seen in SES21-044 (see news release of January 25, 2022).  Further drilling is planned for both sections to test for significant depth potential for copper-zinc mineralization.

As noted in the previous news release, the Company continues to expect that “two-limb” mineralization continues to the north, and that further drilling will demonstrate the position of such base metal mineralization.  The Company also expects that massive sulfide mineralization is open to the south towards the previously-discovered mineralization in the Sesmarias Central and South sectors (the “10” Lens).  Further work is planned in the Central sector to follow up “2” Lens mineralization, which appears to be separate from the “10” Lens.

Simplified geological section -- SES21-046

A
B
SES21-046
100
200
300
400
500
700
EAST LIMB
HINGE ZONE
WEST LIMB
?
100m
50m
As of 11 February 2022
250S
Legend
Tertiary
Spilites
Intrusive mafic rocks
Grey/green shales
Massive + semi-massive
Stockwork/replacement sulphides (<20%)
Possible/Potential mineralisation
Mineral horizon: Black shales + felsic rocks
Volcanogenic shales
Felsic rocks (Rhyolite to Rhyodacite)
Phyllites and quartzites
Main faults
PORMINING

Looking 30ºNW

C Rosa, F Valente, E Soares, S Ramos P Kuhn

300
400
500
600
22.9 m @ 0.48% Cu, 0.72 g/t Au, 37.7 g/t Ag, 1.10% Pb, 2.17% Zn
7.85 m @ 0.35% Cu, 0.34 g/t Au, 18.14 g/t Ag
4.40 m @ 48.82 g/t Ag
1.70 m @ 1.12% Cu
?

Figures 4a and 4b.  250 S cross section, including SES21-046, and enlargement of the massive sulfide zone.

Sandfire MATSA advised Avrupa that drilling at Alvalade will resume in June.  In the meantime, the Company continues to upgrade the numerous un-drilled targets in the Alvalade Project area.

On September 15, 2022, the Company announced that drilling re-started on the Alvalade Project.

The new phase of drilling (9th overall) will initially target anomalies located between the historic Lousal and Caveira Mines, over a strike length of approximately 11 kilometers.  The first drill hole targets potential mineralization located 300-400 meters northwest of the last reported mineralization in the Lousal Mine.  Following this Lousal Northwest hole, depending on results, the Company anticipates further testing in the Lousal area, as well as targets at the Monte da Bela Vista prospect drilled by Avrupa in 2012-2014, new targets in the Caveira Mine vicinity, and several strong VTEM geophysical anomalies located between Monte da Bela Vista and the south end of the Caveira Mine mineralized zones.

Once the drill rig is available for return to Sesmarias, or a second rig becomes available, the Company plans further exploratory drilling within the Central and Southern sectors of the known mineralization.  Previous, wide-spaced drilling by Avrupa demonstrated the presence of robust massive sulfide mineralization over a further strike length of +1,200 meters through the central and southern sectors at Sesmarias.

CAVEIRA MINE AREA
CAVEIRA SOUTH
CASAS NOVAS
BOICA
AZINHEIRA NORTH
AZINHEIRA
MONTE DA BELA VISTA
LOUSAL NW
LOUSAL MINE
BREJO
SES NORTH
SES CENTRAL
SES SOUTH
ALVALADE JV TARGET AREAS
0
1,500
meters

Figure 5.  Map of Alvalade Experimental Exploitation License showing general locations of drill target areas which have been selected using a wide range of geological, geophysical, and geochemical tools.  Note that the black, dashed lines that traverse the length of the license outline the corridor of favorable geology, geochemistry, and VTEM geophysical conditions.  Note also significant interference from railroad tracks, powerlines, and a solar farm in the Azinheira area (all in washed-out purple color).

050 N
000
070 S
120 S
250 S
350 S
SESMARIAS NORTH
formerly "8 Lens"
SESMARIAS CENTRAL
formerly "2 "Lens"
SESMARIAS SOUTH
formerly "10 Lens"
K 132
K 133
Monte da Mal Assentada
HISTORIC AVRUPA DRILL HOLES -- 2014-2018
MATSA ALVALADE JV DRILL HOLES -- 2020-2022
0
200
meters

Figure 6.  Location of Sesmarias massive sulfide mineralization, showing both recent and historic drilling on the project.  Present joint venture drilled only about 400 meters of strike length, to date.  Mineralization is open to the north.  Previous, wide-spaced drilling outlined a further +1,200 meters to the south of recent JV work.  Mineralization is potentially open to the south, as well, beyond the 1,200-meter estimate.

Avrupa expects to drill a further 6,000 meters in 10 to 12 drill holes in the current phase of drilling.  MATSA has indicated that the budget for Phase 9 is in the range of 1.4 to 1.7 million euros.  The budget will also include further re-processing of the VTEM data and an airborne gravity survey to cover the entire license, using modern techniques and detailed location and elevation information to replace a patchwork of historic gravity surveys from the 1990’s.  Historically, gravity surveys are effective tools for locating non-visible, buried massive sulfide bodies in the Iberian Pyrite Belt.  The re-processing of the VTEM data is presently underway, and we expect to perform the gravity survey around mid - Q4 2022.

Finland

AFOy presently owns three mineral reservations/exploration applications in the past-producing and highly prospective Vihanti-Pyhäsalmi (“Pyhäsalmi”) VMS district in central Finland and one gold project reservation in the Oijarvi greenstone belt Finland. Deposits in the Pyhäsalmi district are similar, though much older, to those found in the Iberian Pyrite Belt where the Company is currently drilling in southern Portugal.  The three projects have now been upgraded from a “reservation” to “exploration permits” as the first step of the exploration program.  Once license areas are defined and the application process is underway, the Company will continue to oversee detailed systematic data compilation and review, historic drill core review, basic surface geochemical exploration, and new drill targeting in preparation for drilling when the license applications are approved.  Early in 2022, the Company made its first exploration permit application for an area within the Kolima Reservation.  The process is underway, and the Company estimates that it may take upwards of 12 months to gain approval from the Finnish government, through a normal and well-defined set of regulations.  Two other reservations, Kangasjärvi and Hallaperä, have been moved to application status.  One further reservation, Pielavesi, has been mothballed for now, due to strong social and environmental opposition

In addition to the massive sulfide reservations, the acquisition included a further reservation held by AFOy covering under-explored gold targets in a greenstone belt-hosted, major shear zone located along strike from the Oijärvi gold project recently purchased by Gold Line Resources Ltd. from Agnico Eagle Mines Limited.

Acquisition Terms

The Company can earn an initial 49% of AFOy in Stage One by issuing 1,470,000 common shares (issued), paying €150,000 (paid) and depositing €200,000 (paid) into an account dedicated for first year exploration expenditures.

As a Stage Two earn-in, the Company can acquire the remaining 51% of AFOy by issuing a further 1,530,000 common shares and depositing an additional €200,000 into the dedicated account for further exploration expenditures. the Company will also pay out the remaining advances of approximately €15,000 to AFOy’s parent company at this stage.

A Technical Committee comprised of one representative from each party will oversee the work programs of each project.  AFOy’s majority shareholder will have the deciding vote during the initial earn-in period.

The Company paid €10,000 upon signing of the Letter Agreement.

Akkerman Exploration B.V.

Projects

NORWAY
Rovaniemi
Kemi
Oulu
Vaasa
Kuopio
Jyväskylä
Tampere
Pori
Turku
Helsinki
St.
GTK © 2003
Pyhäsalmi mine and flotation plant
(First Quantum)
Kokkola Zinc smelter
(Boliden)
Harjavalta Copper and Nickel smelters
(Boliden, Norilsk)
Gold Project
Yli-Ii
Base Metal Projects
Kolima
Hallaperä
Kangasjärvi
Pielavesi

Figure 7.  General location of AFOy project areas in Central Finland.

Kolima Project (Finland)

On January 24, 2022, the Company submitted an application for an Exploration Permit. The process is underway, and the Company estimates that it may take upwards of 12 months to gain approval from the Finnish government, through a normal and well-defined set of regulations.

Figure 8. Outline (in blue) of Kolima Exploration Permit application area.

On April 12, 2022, the Company reported on first operations at its recently-acquired Kolima Project in the Pyhäsalmi VMS Belt in central Finland.

KOLIMA - KARNA SkyTEM SURVEY
Conductivity 20 - 100 m depth (summary)
TARGET 2
TARGET 1
Matoselkä
Haapasaari
Rakaja
Rakajansalmi
Mustapuro
Kumpumäki
Kolimanpää
Karnanjärvi
Ilmojärvi
Lavasuo
Pieni-Toulat

KOLIMA - KARNA SkyTEM SURVEY
Conductivity 125 - 250 m depth (summary)
TARGET 3
TARGET 1
Matoselkä
Haapasaari
Rakaja
Hukkananlahti
Kolimanpää
Lavasuo
Ilmojärvi
Kumpumäki
Mustapuro

Figures 9a and 9b.  Maps showing significant close-to-the-surface conductors south of Kärna (Target 1) and in Lake Kolima (Target 2) and a deeper target right at the Kärna drilling area (Target 3).

Based on known mineralization in historic drill holes, the Company selected a suite of drill holes to detail re-log and sample.  Most important goals include:  1) attempt to determine a mineral/geochemical vector towards proximal-style massive sulfide mineralization; 2) establish a more detailed recognition of strength and breadth of the known distal-style massive sulfide mineralization; and 3) determine potential to extend the Kärna mineralization to the southeast, 3.5 kilometers along strike towards the Target 1 geophysical conductor.

On June 21, 2022, the Company provided a follow-up progress report covering work related to the Kolima Project.

•Sampling and re-logging of four historic drill holes completed;

•Geochemical results confirm the presence of distal, disseminated VMS-style zinc mineralization, though the source is still unknown;

•Multi-element, pathfinder geochemistry supports the possibility for proximal, massive VMS-style mineralization within a radius of 5km;

•Combination of geology, SkyTEM geophysics, and new geochemical results suggest several well-defined target areas for first pass drilling when exploration license is issued;

The Company contracted with the Finland Geological Survey (GTK) to re-log and sample four representative, historic drill holes from the Kolima exploration projects carried out from the mid-1950’s to the early-1980’s by GTK.  Re-logging of the four drillholes, totaling 743.55 meters and situated along a 2-kilometer strike length, indicates that predominantly disseminated zinc mineralization is present, for the most part, through long intervals of mixed volcanic and sedimentary rocks that form the core of the district-scale Kärnä Anticline.  Holes that were started further to the west in the west limb of the anticline tended to have thicker zones of zinc mineralization, while the southeasternmost hole, collared at the edge of the east limb of the anticline, contained the least amount of target volcano-sedimentary rocks, and thus little zinc mineralization.

In addition to intervals of disseminated sulfides, detailed logging also revealed the presence of several thin beds of semi-massive to massive sphalerite, zinc sulfide, up to one meter thick, in two of the holes, again suggesting that the representative drilling cut distal deposition portions of a VMS system. Typical VMS pathfinder elements, including iron, manganese, antimony, arsenic, molybdenum, and locally tin, show anomalous results.  VMS metals themselves, copper, lead, and silver, are also present locally anomalous levels in the sampled core.  Following are the zinc results of interest in the holes, from north to south:

HOLE R339 – Drilled from west limb of Kärnä Anticline; total depth of 84.5 meters; 62 samples
From (m)	To (m)	Interval (m)	Zinc (%)	Notes
29.66	29.84	0.18	2.4	Two thin beds of semi-massive sulfide mineralization within a 20-meter interval of mafic tuffs that contain continuously anomalous Zn up to 0.38%@ over one meter
44.13	44.27	0.14	4

63	63.15	0.15	7.8	Two thin beds of semi-massive sulfide mineralization within an interval of mineralized mafic tuffs containing 5.95 meters @ 1.3% Zn
65	66	1	4.4

HOLE R46 – Drilled from west limb of Kärnä Anticline; total depth of 297.6 meters; 109 samples
From	To	Interval	Zinc	Notes
175	179	4	0.3

Strongly anomalous zones of disseminated to weakly bedded sulfide mineralization in mixed tuffs, sediments, and mafic porphyry rocks within a total intercept of disseminated zinc mineralization beginning at a depth of 175 meters and continuing to 281.9 meters.  Values range from 100's of ppm zinc to more than 1% over 1 to 4 meters thickness.

205	243.3	38.3	0.2
254	268.7	14.7	0.6
254	258	4	1.4
272	281.9	9.9	0.2
HOLE R26 – Drilled from crest of Kärnä Anticline; total depth of 151.45 meters; 70 samples
From	To	Interval	Zinc	Notes
21	29	8	0.3	Visible disseminated sulfides throughout both zones of mixed tuffs and sediments at the bottom of the interval
39.4	69	29.6	0.2

Hole R25 – Drilled from east limb of Kärnä Anticline; total depth of 210 meters; 20 samples
From	To	Interval	Zinc	Notes
				no significant zinc values

Table 3.  Results of sampling of disseminated zinc mineralization at Kolima along the Kärnä Anticline.  It is encouraging to observe the widespread, disseminated to thin-layered zinc mineralization in mixed volcanics and sedimentary rocks suggesting a distal VMS facies depositional environment.  Indicator element anomalism, including iron, manganese, antimony, arsenic, molybdenum, and locally tin, also suggest distal facies VMS mineralization.  Locally anomalous values of silver (up to 41.2 g/t over one meter), copper (up to 895 ppm over one meter), and lead (up to 0.39% over four meters) further support the possibility of nearby VMS mineralization.

TARGET 3
TARGET 1
1 km
Zone of known distal-type VMS mineralization intersected by drilling
GEOLOGINEN TUTKIMUSLAITOS
MAGNEETTINEN KARTTA
Mk 1:10 000
Makkaralahti
R 339
R 46
R 26
R 45
SkyTEM Anomaly #1
500 meters
Target areas with high potential for proximal massive sulphide deposit(s)

Figure 10.  Outline of Kolima exploration license application (in blue) overlain on VTEM results displaying two important close-to-surface conductors.

Figure 11.  Historic geophysical map with geology, drillhole locations, main SkyTEM conductors, location of the Kärnä Anticline (in blue), and overall permissive target area (yellow bands).  Base map from GTK work from late-1950’s through mid-1980’s.

Results of the work to date are positive, and detailed review of all information vectors to the possible presence of a base metal-rich massive sulfide system at Kolima.

•Best potential lies along the west limb of the Kärnä anticline, particularly to the south of historic drilling in the area of SkyTEM Anomaly #1 (located within red oval in Figure 11).

•Further potential lies in the northern sector around and southeast of SkyTEM Anomaly #3 from drill collars to be located to the west of historic drilling and aimed beneath the old holes (located within yellow oval in Figure 11).

•Combination of all results suggests the possibility of a strong VMS system within a general target zone of five kilometers along the Kärnä Anticline.

•At this point, regional geophysics may indicate further potential of favorable stratigraphy located to the northeast of SkyTEM Anomaly #1 between the east limb of the Kärnä Anticline and village of Kolima.  There is no known historic drilling in this area (represented by yellow banded area).

Kangasjärvi Project (Finland)

On March 9, 2022, the Company announced that it would work to advance the Kangasjärvi reservation to an exploration license application. The application area will cover the past-producing Kangasjärvi zinc mine and apparent extension targets, as well as other potential prospects identified during a recently completed, helicopter-supported SkyTEM geophysical survey.

On April 12, 2022, the Company announced that it plans to start field work on the Kangasjärvi Reservation area in order to expedite the exploration license application process.  AFOy recently acquired historic drill hole data for areas around the historic Kangasjärvi Mine, and completed 92 line-kilometers of SkyTEM geophysical survey during 2021.  Further information on progress in the Kangasjärvi program will be forthcoming.

On August 26, 2022, the Company announced that it completed and submitted an application for a new Exploration Permit. The application covers approximately 18.4 square kilometers of favorable terrane for copper- and zinc-bearing volcanogenic massive sulfide deposits.

KANGASJARVI
KOLIMA
0
5,000
meters
Scale 1:160,000
N

Figure 12.  Location of AFOy’s current Exploration Permit applications (in blue) at Kolima and Kangasjärvi in the Pyhäsalmi VMS District, Central Finland.

Levälahdenkangas
Karkeislahti
Palokangas
Mertoniemi
Kangasjärvi
Pelimaa
Kumpuselkä
Kumpuskangas
Kanasenvuori
Kortanen
Otra-aho
Koivuharju
Metsästysmaja
Mustavuori
Pohjoiskorpi
Rinteenkylä
Hovinkylä
Taivalsaari
Kotisuo
Räsysuo
Hoikkasuo
Autiokangas
Lookunniemi
Isonkoivunmäki
Jokiharju
Palokangas
Alakorpi
Lintutorni
Erakorpi
Kovala
Hirvikangas
Korppiskylä
Pitkämänniikkö
Räisälä
Metsästysmaja
Kangasjoki
Paakkola
Rikkasalo
Heinäsuo
Koivuaho
Mustinvuori
Honka-aho
Vattumäki
Hevossuo
Järvenpää
Tililänkangas
Hevosaho
Isoaho
Repomäki
Mustinmäki
Rikkaneva
Louhunsuo
Tiiltasenkangas
Rosola
Makahn
N
0
1 km

Figure 13.  Kangasjärvi Exploration Permit application area.

Figure 14.  Historic drill hole locations and geology of the district.  Note large number of holes (in orange) delineating the historic Kangasjärvi Deposit at the northwest end of the license application.

Figure 15.  SkyTEM conductor at 200 to 250 meters depth.  The conductive anomalism extends at least 4-5 kilometers southeast from the old mine and one kilometer to the north.  The Company is in the process of reviewing historic drillhole information to verify mineralization, host rock geology, and structure, to see how these fit with the geophysical data, including SkyTEM and magnetics.   Utilization of this information will enhance drill targeting.

Figure 16.  Drone-supported total magnetics map showing similar anomaly pattern to the SkyTEM conductor.  We suspect that the magnetism is incorporated into a close-to-mineralization horizon marker bed.

Kangasjärvi is located only 25 kilometers south of Finland’s largest base metal mine, the still-active Pyhäsalmi zinc-copper mine.

First-pass review of drillhole logs and data suggests that the mineralization at Kangasjärvi is hosted by a unit comprising of fine-grained tuffs and sediments, and includes thin limestone layers that may act as marker beds within the mineral-horizon package.  The potential mineral-hosting unit is strongly altered, originally chlorite/sericite, and subsequently highly metamorphosed to include a cordierite-garnet-sillimanite assemblage of minerals.  Widespread disseminated sulfides are present with increasing base metal sulfide content towards the known massive sulfide layer.

The mineral horizon, as outlined by historic drilling in the open pit area and immediate surroundings over a strike length of 300 meters, is also reflected by strong conductivity and magnetism.  As noted in Figures 15 and 16, above, similar high conductivity and magnetism extend in strong and pronounced anomalism beyond previously-drilled mine area to the southeast over at least four kilometers and also for one kilometer to the north of the Kangasjärvi Mine.

The area is structurally complex, but the Company expects that selective re-logging and sampling of available core, along with compilation and re-interpretation of all acquired data, will generate new, potential mineral target areas beyond the mine.  As work is completed in the coming months, Avrupa will provide further drill targeting information.  The Company plans to be drill-ready when the Finnish government (Tukes) issues the exploration license, potentially in Q1/Q2 2023.

On October 24, 2022, the Company reported the submission of a third exploration license application in the Pyhäsalmi Mining District.

The Hallaperä exploration license application is located near the town of Kiuruvesi, about 20 kilometers east of the Pyhäsalmi Mine and processing plant.  The application area covers known copper and zinc sulfide mineralization discovered by Outokumpu Oy in 1967, and partially outlined by drilling of 42 holes during the period 1967 to 1990.  The known mineralization extends for more than 1,000 meters, and is open at depth below 150 meters.

Figures 17 and 18.  Location of the new Hallaperä exploration license application in the Pyhäsalmi District.

Figure 19.  Map illustrating the application boundaries, the outline of the deposit, its immediate volcano-sedimentary host rocks, and previous drilling.  The application area is actually the former mining concession granted to Outokumpu Oy.  The permit area is bound to the south by the highway between Pyhäsalmi and Kiuruvesi.

The main Hallaperä massive sulfide body was outlined in 1967 by 21 drill holes in the initial phase of drilling over a total strike length of 1,150 meters.  It is a plate-like body with an average thickness of 3 meters, up a maximum width of 18 meters.  The strike is in a NNW-SSE direction, with a dip of 60-70 degrees to the SW.  A smaller extension continues across the highway to the SSE over an additional length of 650 meters.  The sulfide body was further outlined by subsequent drilling of another 21 holes drilled between 1967 and 1990, and remains open at depth.

Mineralization includes both semi-massive sulfide and breccia-type characteristics, surrounded by disseminated sulfides.  There is no apparent visible zonation. The highest metal grades are associated with breccia-type mineralization, which contains rounded fragments of silica in a matrix of sulfides.  Pyrrhotite and pyrite are the dominant ore minerals, with chalcopyrite a minor constituent.  In places, sphalerite and magnetite are also abundant.

At present, the Company is compiling and evaluating historic drill hole information in order to build a mineralization model to support further exploration.  Historic, shallow-penetrating ground EM geophysics outlined close-to-surface mineralization, and follow-up drilling defined mineralization to a depth of just 150 meters.  Samples were systematically analysed for only copper, zinc, iron, and sulfur.  Clearly, with new geochemical and geophysical exploration, followed by drilling, there is room for further expansion of the Hallaperä mineral lens, particularly at depth, but possibly along strike, as well.

Slivova Project (Kosovo)

On May 26, 2022, the Company announced that it received a new 7-year exploration permit covering the Slivova gold prospect and potential extensions.  Efforts to secure a joint venture partner to help push the exploration program forward are ongoing.

On September 7, 2022, the Company announced that it entered into an Option Agreement with Western Tethyan Resources (“WTR”) for WTR to earn-in up to 85% of the Slivova Gold Project by funding and performing certain work programs to potentially advance the Slivova Project to a mining solution. WTR is a private exploration company based in London and Prishtina, Republic of Kosovo, and is 75% owned by London AIM-listed Ariana Resources.

AVRUPA LAND IN KOSOVO

STAN TERG MINE
(AG-PB-ZN)
PRISHTINE
ARTANA MINE
(AU-AG-PB-ZN)
SLIVOVA AU
PROJECT
ACTIVE EXPLORATION LICENSE
N
15
0
15
30
Kilometers

AVRUPA MINERALS

Hajvalia
Kishnica
Badovc
C1
C2
C3
C4
SLIVOVA TARGETS
BRUS TARGET
0
2,000
meters
N

Figures 20 and 21.  Maps showing location of Slivova in Kosovo, along with target areas to be upgraded.  New license is shown as a red polygon.  The names in northwest quadrant are historic Trepça base metal mines.

The Terms of the agreement are:

Due Diligence (“DD”) Phase with exclusivity from September 1, 2022 (“Effective Date”) to March 1, 2023:

•Euro 35,000 cash payment upon signing;

•Euro 100,000 investment during DD Phase; however if WTR decides to vacate the Project before completion of 6-month DD, minimum of Euro 25,000 must be spent;

•Euro 35,000 cash payment at the end of 6-month DD period;

•Definitive Agreement to be completed and signed.

Earn-In Phases

•Stage 1:

oEuro 30,000 cash payment on September 1, 2023;

oIf WTR elects to enter the Definitive Agreement, it will invest total Euro 800,000 during first two years from the Effective Date (minimum of Euro 150,000 must be spent by September 1, 2023, post DD Phase), for exploration, drilling, baseline environmental and social surveys, landowners, etc., for 51% of the project.

•Stage 2: After completion of Stage 1, during the third year from the Effective Date, WTR will invest Euro 1,000,000 for NI 43-101 resource estimation, commencement of full Environmental Impact Statement (“EIS”), etc., for 75% of the project.

•Stage 3: During fourth and fifth year from the Effective Date, WTR must complete the EIS, Feasibility Study (“FS”), and Mining License application, for 85% of the project.

•Stage 4: WTR completes success payments to previous JV partner, Byrnecut International Ltd. (“BIL”):

Cash

oEuro 125,000 within 30 days of the first to occur:

-Completion of a positive FS (minimum 15% IRR)

-Avrupa or related party making a decision to proceed with development of a mining operation within the license area

oEuro 125,000 within 30 days of issuance of a mining license for the Slivova Project, and

oEuro 125,000 within 30 days of commencement of mine construction within the license area.

Gold

o100 troy ounces within 30 days of commencement of commercial production (“CCP”);

o175 troy ounces within 30 days of the first-year anniversary of CCP;

o250 troy ounces within 30 days of the second-year anniversary of CCP;

o325 troy ounces within 30 days of the third-year anniversary of CCP.

•Stage 5: Avrupa participates in the mine build or dilutes to 1% NSR.

QUARTERLY FINANCIAL CONDITION

Capital Resources

On February 28, 2022, the Company completed a non-brokered private placement by issuing 16,666,667 units (“Units”) at a price of $0.075 per Unit for gross proceeds of $1,250,000. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 3-year period at a price of $0.125. The Company paid finder’s fee of $30,938 and issued 412,500 finder’s warrants in connection with the financing.

On February 28, 2022, the Company issued 3,800,000 shares at a price of $0.075 per share to settle outstanding debt for $285,000.

On March 3, 2022, the Company issued 1,470,000 shares to earn an initial 49% interest in AFOy.

On March 14, 2022, the Company granted a total of 1,575,000 stock options at an exercised price of $0.08 per share for a period of five years to its directors, officers, consultants and contractors.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from warrants and options, along with the planned developments within the Company as well as with its JV partner might not be sufficient to carry out its activities throughout 2022. The Company might have to raise additional financing under difficult financial conditions.  If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at September 30, 2022, the Company had a working capital of $189,393 (December 31, 2021 – a working capital deficiency $642,407). With respect to working capital, $345,535 was held in cash (December 31, 2021 - $139,164). The increase in cash was mainly due to (a) net proceeds from share issuance of $1,189,584; while being offset by (b) the general administrative expenses and exploration work expenses totaling $484,323; (c) investment in AFOy of $211,800; (d) advance to AFOy of $282,400; and (e) purchase of equipment of $4,690.

Operations

For the three months ended September 30, 2022 compared with the three months ended September 30, 2021:

Excluding the non-cash depreciation of $867 (2021 - $298), the Company’s third quarter general and administrative expenses amounted to $105,909 (2021 - $92,449), a slightly increase of $13,460.

During the three months ended September 30, 2022, the Company expensed exploration costs totaling $38,346 including $6,305 on Alvalade in Portugal and $32,041 on Slivovo in Kosovo. During the three months ended September 30, 2021, the Company expensed exploration costs totaling $11,090 including $6,848 on Alvalade in Portugal and $4,242 on other projects in Kosovo.

During the three months ended September 30, 2022, the Company recorded a loss of investment in AFOy of $39,142 (2021 - $Nil) for its share of operating loss in AFOy.

During the three months ended September 30, 2022, the Company reported a loss of $43,751 (2021 – $7,655), an increase of $36,096.

For the nine months ended September 30, 2022 compared with the nine months ended September 30, 2021:

Excluding the non-cash depreciation of $1,437 (2021 - $2,599) and share-based payment of $98,123 (2021 - $Nil), the Company’s general and administrative expenses amounted to $387,175 (2021 - $340,648), an increase of $46,527 mainly due to professional fees of $136,757 (2021 - $66,758) related to the negotiation of the acquisition of AFOy.

During the nine months ended September 30, 2022, the Company expensed exploration costs totaling $58,737 including $18,760 on Alvalade in Portugal and $39,977 on Slivovo in Kosovo. During the nine months ended September 30, 2021, the Company expensed exploration costs totaling $22,354 including $17,897 on Alvalade in Portugal and $4,457 on other projects in Kosovo.

During the nine months ended September 30, 2022, the Company recorded a loss of investment in AFOy of $90,473 (2021 - $Nil) for its share of operating loss in AFOy.

During the nine months ended September 30, 2022, the Company reported a loss of $309,857 (2021 – an income of $13,813), a decrease of income of $323,670.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As of the date of the MD&A, the Company entered into a long-term loan to purchase a used vehicle.  The long-term loan is fully paid as of September 30, 2022.

Property deposits:

As of September 30, 2022, the Company had a total of $1,338 (€1,000) (December 31, 2021: $1,439 (€1,000)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

Tax deposits:

In November 2018, MAEPA paid €56,505 ($88,201) in lieu of bank guarantees of €77,918 ($121,625) to the Directora de Finanças de Braga in Portugal. This amount was comprised of €51,920 ($81,044) in respect of stamp tax and €4,585 ($7,157) in respect of VAT. The stamp tax portion relates to the interpretation that intercompany advances received by MAEPA are financing loans and, accordingly, are subject to stamp tax. The VAT portion relates to certain invoices for vehicle usage and construction services. As of December 31, 2019, the Company estimated that the judicial review process would take approximately one year for the VAT claim and three to five years for the stamp tax claim and that the likelihood of success for each was 50%. As a result, tax deposits were written down by $41,200 (€28,252) during the year ended December 31, 2019. During 2020, the judicial review ruled that approximately €1,971 VAT remained to be paid while the rest were annulled.  The Company accepted this ruling.  The Company is still waiting for a trial date regarding the stamp tax and it is estimated that the process can take another two to three years.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR May 2, 2022 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Avrupa. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at September 30, 2022:

	Issued and Outstanding
	September 30, 2022	November 22, 2022
Common shares outstanding	54,674,754	54,674,754
Stock options	2,080,750	2,080,750
Warrants	20,886,308	20,886,308
Finder’s options	412,500	412,500
Fully diluted common shares outstanding	78,054,312	78,054,312

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.